Exhibit 2.1

Merger Agreement

between

Noble Corporation

and

Noble Corporation Limited

Contents

1.	The Merger	2
1.1	Agreement to Merge	2
1.2	Merger Report	2
1.3	Merger Balance Sheet	2
1.4	Accounting Basis	2
1.5	Merger Audit	2
1.6	Effectiveness	3
1.7	Transfer of Assets and Liabilities to Noble UK	3
1.8	Completion	3
2.	Merger Consideration	3
3.	Exchange of Shares	4
3.1	Noble UK - Shares to be Issued	4
3.2	Exchange and Settlement	4
3.3	Stock Plans	4
3.4	Registration of Noble Swiss Shareholders as Noble UK Shareholders	5
4.	Further Preparations for Implementation of the Merger	5
4.1	Re-registration of Noble UK as Public Limited Company and Adoption of Articles of Association of Noble UK	5
4.2	Board of Directors of Noble UK	5
4.3	Officers of Noble UK	5
4.4	Auditors of Noble UK	5
4.5	Calls to the Creditors and Auditor Report pursuant to Art. 164 para. 1 PILA	5
4.6	Auditor Report pursuant to Art. 164 para. 2 lit. b PILA	6
4.7	No Employee Consultation	6
5.	Employee benefit and compensation plans and agreements	6
5.1	No Special Benefits to Directors and Members of Senior Management	6
5.2	Effect of the Merger on Employee Benefit and Compensation Plans and Agreements	6
5.3	Change of Control Agreements	6
5.4	New Indemnity Agreements	7
6.	Corporate Approvals and Other Conditions for Completion	7
6.1	Board Approval of Noble UK	7
6.2	Other Conditions to be Met before Filing the Application to the Commercial Register:	7
6.3	Board Approval and Approval by Shareholders’ Meeting of Noble Swiss	9
7.	Filing And Completion of the Merger	10
7.1	Conditions for Obligation of Noble Swiss Board to File Application on Merger to the Commercial Register	10
7.2	Supplementary Completion Measures	10
7.3	2013/14 Dividend	11
7.4	Capital Reduction	11
8.	Announcements	11

9.	Miscellaneous	11
9.1	General – Procedure and Organization	11
9.2	Confidentiality	11
9.3	Changes and Modifications of the Agreement	11
9.4	Absence of Waiver	12
10.	Entry into Force and Termination	12
10.1	Entry into Force	12
10.2	Termination	12
11.	Applicable Law	12

Schedules:

No. 1.3	The audited, non-consolidated balance sheet of Noble Swiss (holding company) as of December 31, 2012.

No. 3.3	Stock Plans

No. 4.1(a)	Excerpt of the register of companies evidencing the existence of Noble UK

No. 4.1(b)	Articles of Association of Noble UK

No. 5.2	Employee Benefit and Compensation Plans

This merger agreement (this “Agreement”), dated as of June 30, 2013

BETWEEN

(1)	Noble Corporation, a Swiss company limited by shares (Aktiengesellschaft), with registered number CH-170.3.032.929-5 and whose registered office is at Dorfstrasse 19A, 6340 Baar, Canton of Zug, Switzerland (“Noble Swiss”);

and

(2)	Noble Corporation Limited, a company registered in England and Wales with registered number 083549545 and whose registered office is at 10 Snow Hill, London EC1A 2AL, England (“Noble UK”) (Noble Swiss and Noble UK, each a “Party” and collectively the “Parties”).

WHEREAS

(A)	Noble UK is a 100% subsidiary of Noble Financing Services Limited, a company organized under Cayman Islands law (“Noble Financing”) and itself a wholly owned subsidiary of Noble Swiss.

(B)	The shareholders’ meeting of Noble Swiss resolved on April 26, 2013, to distribute a dividend in the amount of US$ 1.00 per share to be paid in four instalments of US$ 0.25 per share in August 2013, November 2013, February 2014 and May 2014 or earlier dates if the same are accelerated (the “2013/14 Dividend”).

(C)	The board of directors of Noble Swiss has concluded to reorganize the Noble group structure which will result in a new UK holding company (Noble UK) serving as the publicly traded parent of the Noble group of companies. To achieve this reorganization, Noble Swiss intends to merge with Noble UK on the terms set out in this Agreement.

(D)	As the merger results in Noble UK absorbing Noble Swiss, the shareholders of Noble Swiss will receive, as merger consideration for each outstanding registered share (par value CHF 3.15) in Noble Swiss (each such outstanding share, meaning those shares which are issued and held of record by shareholders other than Noble Swiss, being referred to herein as a “Noble Swiss Share”), one ordinary share (par value US$ 0.01) credited as fully paid in Noble UK (each, a “Noble UK Share”).

(E)	The Parties have agreed to structure the merger resulting in a take-over of all assets and liabilities of Noble Swiss by Noble UK by way of an international (cross-border) merger without liquidation of Noble Swiss in compliance with, inter alia, Art. 3 et sqq. Swiss Act on Merger, Demerger, Transformation and Transfer of Assets (Merger Act, “MerA”) and Art. 163b and Art. 163c Swiss Private International Law Act, (“PILA”) and also applicable laws of England.

(F)	The merger is intended to qualify as an exchange made in pursuance of a plan of reorganization, within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), and the rules and regulations promulgated thereunder (the “U.S. Treasury Regulations”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Tax Code and related U.S. Treasury Regulations.

IN CONSIDERATION OF THE FOREGOING AND THE MUTUAL UNDERTAKINGS IN THIS AGREEMENT, THE PARTIES HAVE THEREFORE AGREED AS FOLLOWS:

1.	THE MERGER

1.1	Agreement to Merge

The Parties hereby agree that Noble Swiss shall merge with Noble UK in accordance with the provisions of this Agreement and as stipulated by (to the extent applicable to a cross-border merger) Art. 3 et sqq. MerA and Art. 163b, Art. 163c and Art. 164 PILA (emigration merger by absorption) as well as the laws of England (the “Merger”). Noble UK shall be the surviving and Noble Swiss the absorbed company, the latter being dissolved without liquidation.

1.2	Merger Report

The Noble UK board of directors and the Noble Swiss board of directors shall approve a joint merger report pursuant to Art. 14 MerA (the “Merger Report”) following the signing of this Agreement, as soon as practicable but no later than the date occurring 31 days prior to the Noble Swiss shareholders’ meeting at which this Agreement and the Merger will be considered and voted upon (the “Noble Swiss Shareholders’ Meeting”).

1.3	Merger Balance Sheet

The Merger shall take place on the basis of the audited, non-consolidated balance sheet of Noble Swiss as of December 31, 2012 (the “Merger Balance Sheet”) (Schedule 1.3).

1.4	Accounting Basis

All acts and operations of Noble Swiss as from the Effective Time (as defined below) shall be deemed to be conducted for Noble UK’s account.

1.5	Merger Audit

The board of directors of Noble Swiss and the board of directors of Noble UK shall jointly appoint PricewaterhouseCoopers AG, Zug to conduct the audit of the Merger required by Art. 15 MerA.

1.6	Effectiveness

The Merger, resulting in the transfer of any and all assets of Noble Swiss to Noble UK and the assumption by Noble UK of any and all obligations and liabilities of Noble Swiss, shall become legally effective with the entry of the Merger in the daily ledger of the commercial register of the canton of Zug, Switzerland (the “Commercial Register”) subject to approval by the Swiss Federal commercial register office (EHRA). The date and time of such entry being referred to herein as the “Effective Time”.

1.7	Transfer of Assets and Liabilities to Noble UK

At the Effective Time, Noble UK shall accept the transfer of any and all of the assets and liabilities of Noble Swiss (including, for the avoidance of doubt, any and all legal positions and obligations). Noble UK particularly undertakes, for the benefit of each person to whom Noble Swiss owes any obligation or has any liability, from and after the Effective Time, to perform such obligations and discharge such liabilities as if it originally owed or had them instead of Noble Swiss. Noble UK accordingly agrees for the benefit of each such person that such person may enforce any such liability directly against Noble UK, without recourse to Noble Swiss, on the same terms and to the same extent that such liability would have been enforceable by such person against Noble Swiss had the Merger not been completed.

1.8	Completion

The transfer of all the assets and liabilities of Noble Swiss (including, for the avoidance of doubt, any and all legal positions and obligations) to Noble UK shall be effected by implementing the completion measures herein agreed, all with legal effect as of the Effective Time.

2.	MERGER CONSIDERATION

At the Effective Time and by virtue of the Merger, each holder of Noble Swiss Shares outstanding immediately prior to the Effective Time shall receive one Noble UK Share in exchange for each Noble Swiss Share held by such shareholder; and each such Noble Swiss Share shall cease to be outstanding and shall be cancelled and shall cease to exist, and each holder of Noble Swiss Shares shall thereafter cease to have any rights with respect to such Noble Swiss Shares. (For the avoidance of doubt, no Noble UK Shares will be allocated and issued in respect of the issued shares of Noble Swiss held by Noble Swiss (i.e, treasury shares held by Noble Swiss).)

The Parties acknowledge and agree that as of the Effective Time the Noble UK Shares issued to those holders of Noble Swiss Shares shall all rank equally and have the same entitlement to dividend and any other shareholders’ rights, all in accordance with English law.

3.	EXCHANGE OF SHARES

3.1	Noble UK - Shares to be Issued

Before the Noble Swiss Shareholders’ Meeting, the Noble UK shareholders shall have authorised its directors to allot, at the Effective Time, one Noble UK Share for each Noble Swiss Share.

3.2	Exchange and Settlement

On or before the Effective Time, Noble UK shall issue and deliver the Noble UK Shares determined for the holders of Noble Swiss Shares immediately prior to or at the Effective Time (pursuant to clause 2) to Computershare Trust Company, N.A. as exchange agent (the “Exchange Agent”) or to an affiliate of the Exchange Agent. Subject to and with effect as from the Effective Time, the Exchange Agent, an affiliate of the Exchange Agent or an affiliate of Noble UK shall hold such Noble UK Shares as nominee for and on behalf of the Noble Swiss shareholders and as of the Effective Time transfer legal title to such Noble UK Shares to the former Noble Swiss shareholders in exchange for their Noble Swiss Shares on a one-for-one basis as set out in clause 2. Such share exchange shall be subject to the customary procedures established by the Exchange Agent to implement the exchange. For the purposes of this clause 3.2, the Parties will enter into a separate agreement with the Exchange Agent.

3.3	Stock Plans

At the Effective Time, by virtue of the Merger, all options or awards issued, or benefits available or based on, Noble Swiss Shares then outstanding (individually, an “Award” and collectively, the “Awards”) under the plans listed on Schedule 3.3 attached hereto (collectively, the “Stock Plans”) shall remain outstanding and, after the Effective Time, be deemed to provide for the issuance or purchase of, or otherwise relate to, the Noble UK Shares. Each Award that is a stock option shall be assumed by Noble UK in such a manner that Noble UK would be a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Tax Code, were Section 424 of the Tax Code applicable to such Award, without regard to the requirements of Treasury Regulation Section 1.424-1(a)(5)(iii), except to the extent such requirements specifically apply to such Award. Each Award assumed by Noble UK shall be exercisable, issuable or available upon substantially the same terms and conditions as under the applicable Stock Plan and the applicable award agreement issued thereunder, except that upon the exercise, issuance or availability of such Awards, Noble UK Shares shall be issuable or available in lieu of Noble Swiss Shares. The number of Noble UK Shares issuable or available upon the exercise or issuance of an Award immediately after the Effective Time and, if applicable, the exercise price of each such Award, shall be the number of shares and the exercise price as in effect for such Award immediately prior to the Effective Time. All Awards issued pursuant to the Stock Plans after the Effective Time shall entitle the holder thereof to purchase or receive Noble UK Shares in accordance with the terms of the Stock Plans.

3.4	Registration of Noble Swiss Shareholders as Noble UK Shareholders

3.4.1	Noble UK shall, promptly following the Effective Time, register in its share register as holders of the Noble UK Shares all former shareholders of Noble Swiss who were registered in Noble Swiss’ share register as at the Effective Time.

3.4.2	As from the Effective Time, Noble Swiss shareholders shall be entitled to call for the Exchange Agent to transfer the legal title to the Noble UK Shares to which they are entitled to them and to account to them for all entitlements arising from those Noble UK Shares, subject to the customary procedures established by the Exchange Agent to implement the exchange.

4.	FURTHER PREPARATIONS FOR IMPLEMENTATION OF THE MERGER

4.1	Re-registration of Noble UK as Public Limited Company and Adoption of Articles of Association of Noble UK

Prior to the Effective Time, Noble UK (Schedule 4.1(a), excerpt of the register of companies) shall have re-registered as a public limited company and adopted articles of association substantially in the form set out in Schedule 4.1(b).

4.2	Board of Directors of Noble UK

Prior to the Effective Time, the board of directors of Noble UK shall have been reconstituted so as to comprise the same members as serve as directors of Noble Swiss immediately prior to the Effective Time.

4.3	Officers of Noble UK

Prior to the Effective Time, the officers of Noble Swiss immediately prior to the Effective Time shall have been appointed as the officers of Noble UK to hold the same or corresponding office after the Effective Time, until their successors have been duly appointed and qualified.

4.4	Auditors of Noble UK

Auditors of Noble UK initially shall be PricewaterhouseCoopers, London.

4.5	Calls to the Creditors and Auditor Report pursuant to Art. 164 para. 1 PILA

The board of directors of Noble Swiss shall procure that three calls to the creditors (Schuldenrufe) of Noble Swiss are published in the Swiss Official Gazette of Commerce (SOGC), as required in connection with the Merger, and shall appoint

PricewaterhouseCoopers AG, Zug, to prepare an audit report according to Art. 164 para. 1 PILA, according to which it is confirmed that the claims of creditors have been secured or satisfied or that the creditors consent to the deletion of Noble Swiss from the Commercial Register.

4.6	Auditor Report pursuant to Art. 164 para. 2 lit. b PILA

The board of directors of Noble Swiss shall appoint PricewaterhouseCoopers AG, Zug to draw-up an auditor report pursuant to Art. 164 para. 2 lit. b PILA according to which it is confirmed that Noble UK has granted equity or membership rights to the shareholders of Noble Swiss entitled to claim such rights.

4.7	No Employee Consultation

Each of the Parties represents and warrants to the other Party that it has no employees.

5.	EMPLOYEE BENEFIT AND COMPENSATION PLANS AND AGREEMENTS

5.1	No Special Benefits to Directors and Members of Senior Management

No benefits conferring an extraordinary advantage on directors, officers and/or members of senior management of either Noble Swiss or Noble UK are granted or will be triggered by or in connection with the Merger, whether or not the Merger takes effect.

5.2	Effect of the Merger on Employee Benefit and Compensation Plans and Agreements

At the Effective Time, certain employee benefit and compensation plans and agreements of Noble Swiss and its subsidiaries as listed on Schedule 5.2, together with any other plan and agreement of Noble Swiss and its subsidiaries as determined by the management of Noble Swiss or Noble UK in its sole discretion (together, the “Assumed Plans”) shall be assumed by and become plans and agreements of Noble UK. To the extent any Assumed Plan relates to Noble Swiss Shares, then, after the Effective Time, such plan shall be deemed to relate to Noble UK Shares. Such amendments deemed necessary or appropriate by Noble Swiss and Noble UK to effect the Merger and related transactions, including to facilitate the assignment to Noble UK of the Assumed Plans, shall be adopted and entered into with respect to the Assumed Plans. The Noble Swiss shareholder approval of the Merger shall also be deemed to satisfy any requirement of shareholder approval of such amendments of the Assumed Plans and the Stock Plans and the assumption by Noble UK of the Assumed Plans and the Stock Plans and any Awards thereunder.

5.3	Change of Control Agreements

At the Effective Time, Noble UK shall assume Noble Swiss’ guarantee obligations of those certain “change of control” agreements that are in effect as of the Effective Time between subsidiaries of Noble Swiss and certain of their executive officers and key employees. In connection with such assumption, such “change of control” agreements shall be amended as deemed necessary or appropriate by Noble Swiss and Noble UK to (i) effect the Merger and related transactions and (ii) provide that the agreements shall become effective after a “change of control” of Noble UK rather than a “change of control” of Noble Swiss.

5.4	New Indemnity Agreements

Noble UK shall offer to enter into indemnity agreements (the “New Indemnity Agreements”) with each executive officer and director of Noble UK who, immediately prior to the Effective Time, is a party to an indemnity agreement with Noble Swiss (each an “Old Indemnity Agreement”) and, to the extent permitted by UK law, the terms and conditions of the New Indemnity Agreements shall be identical in all material respects to those set forth in the Old Indemnity Agreements.

6.	CORPORATE APPROVALS AND OTHER CONDITIONS FOR COMPLETION

6.1	Board Approval of Noble UK

Noble UK confirms that its board of directors has approved on June 30, 2013, the signing and performance of the Agreement and on such date or previously approved all other agreements and transactions herein envisaged or referred to. Noble UK represents and warrants that no shareholders’ approval or other corporate authorizations are required on its side for such purposes, except for those required to implement the following all of which shall have been validly adopted before the Noble Swiss Shareholders’ Meeting:

6.1.1	re-registration of Noble UK as a public limited company;

6.1.2	adoption of new articles of association of Noble UK;

6.1.3	election of new directors for Noble UK;

6.1.4	election of auditors for Noble UK;

6.1.5	authorisation of the filing of a registration statement on Form S-4 with the U.S. Securities and Exchange Commission for the purpose of registering the Noble UK Shares;

6.1.6	subject to the effectiveness of the Merger, Noble UK share capital increase(s);

6.1.7	authorisation of the directors of Noble UK to issue share capital pursuant to this Agreement; and

6.1.8	approval of the capital reduction and capitalisation described in clause 7.4.

6.2	Other Conditions to be Met before Filing the Application to the Commercial Register:

Before the filing of the application for the entry of the Merger into the Commercial Register (as specified), the following further measures shall have been implemented:

6.2.1	Related to Noble Swiss Calls to its Creditors

After having made the calls to its creditors in accordance with clause 4.5 and in accordance with Art. 45 and 46 MerA and, prior to the filing of the application regarding the Merger with the Commercial Register, all justified requests of creditors of Noble Swiss for payment of or posting security in respect of their claims in response to the related creditor calls of Noble Swiss shall have been appropriately fulfilled in accordance with Swiss law and Noble Swiss shall have received the respective report pursuant to Art. 164 para. 1 PILA by Noble Swiss’ auditors.

6.2.2	No Prohibition

Any statutory, court or official prohibitions to complete the Merger shall have expired or be terminated, or if not, failure to comply with such will not have materially adverse consequences for one or both Parties.

6.2.3	Third Party Consents

Noble Swiss shall have obtained unconditional consent and/or waivers from relevant counterparties to the transfer by Noble Swiss of all of its rights and obligations to Noble UK without triggering any acceleration or other adverse consequences for Noble Swiss or Noble UK or other obligors thereunder, relieving Noble Swiss from its obligations and other liabilities thereunder accordingly.

6.2.4	Registration Statement

Noble UK shall have prepared and filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 and such registration statement shall have been declared effective and no stop-order suspending the effectiveness thereof shall have been issued.

6.2.5	NYSE Listing

The Noble UK Shares to be issued in connection with the Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

6.2.6	DTC Eligibility

The Noble UK Shares shall have been deemed eligible for deposit, book-entry and clearance services by the Depository Trust Company and its affiliates.

6.2.7	Legal Opinions

Noble Swiss shall have received an opinion from Baker Botts L.L.P., in form and substance reasonably satisfactory to Noble Swiss, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—U.S. Federal Income Tax Considerations” in the proxy statement of Noble Swiss distributed to shareholders of Noble Swiss in connection with the Noble Swiss Shareholders’ Meeting (the “Proxy Statement”).

Noble Swiss shall have received an opinion from Travers Smith LLP, in form and substance reasonably satisfactory to Noble Swiss, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—U.K. Tax Considerations” in the Proxy Statement.

Noble Swiss shall have received an opinion from Pestalozzi Attorneys at Law Ltd., in form and substance reasonably satisfactory to Noble Swiss, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—Swiss Tax Considerations” in the Proxy Statement.

6.2.8	Other Swiss Legal Conditions

All Swiss legal preconditions necessary for the filing of the application for the entry of the Merger in the Commercial Register shall have been satisfied.

6.2.9	Swiss Tax Consequences

There shall be no exit tax payable under Swiss law by Noble Swiss Shareholders as a result of the Merger.

6.3	Board Approval and Approval by Shareholders’ Meeting of Noble Swiss

Noble Swiss confirms that at the meeting held on June 30, 2013 its board of directors approved the entry into and signing of the Agreement.

The board of directors of Noble Swiss shall submit this Agreement to the Noble Swiss Shareholders’ Meeting with a motion to approve this Agreement and, as a result, the Merger. The Parties acknowledge and agree that the board of directors of Noble Swiss shall have the right, in its full discretion, to set and change the date of the Noble Swiss Shareholders’ Meeting, not to call the Noble Swiss Shareholders’ Meeting for the approval of this Agreement and the Merger and/or to propose that the resolutions before the Noble Swiss Shareholders’ Meeting be rejected. The Merger shall be deemed approved if the Noble Swiss Shareholders’ Meeting adopts a resolution on the approval of the Agreement with a two-thirds majority of the votes represented, in person or proxy, and an absolute majority of the nominal value of shares represented at the meeting and the additional applicable requirements of the articles of association of Noble Swiss relating to the calling and conduct of the Noble Swiss Shareholders’ Meeting being fulfilled.

Without such shareholder approval, the Merger shall not be completed.

Notwithstanding the foregoing, this Agreement may be terminated in accordance with clause 10.2.

7.	FILING AND COMPLETION OF THE MERGER

7.1	Conditions for Obligation of Noble Swiss Board to File Application on Merger to the Commercial Register

The application regarding the Merger to the Commercial Register shall be filed as soon as practicable following the approval of the Merger by the Noble Swiss Shareholders’ Meeting. The Chairman of the board of directors of Noble Swiss shall remain authorized, however, to refrain from filing such application in case one or several prerequisites pursuant to or listed in clause 6 (the non-fulfilment of which is likely to have a material adverse effect on the contemplated transactions as a whole) are not met (and not expected to be met). If the Chairman of the board of directors of Noble Swiss determines that one or more of such prerequisites are not met (and not expected to be met) in accordance with the prior sentence, he shall terminate this Agreement by delivering a termination letter to Noble UK referring to this clause 7.1.

7.2	Supplementary Completion Measures

7.2.1	Relating to Noble Swiss Liabilities

Subject only to the Merger becoming legally effective, and with effect as from the Effective Time, Noble UK hereby assumes from Noble Swiss all liabilities (including all other legal positions and obligations thereto relating) to be transferred to it in connection with the Merger as further specified in clause 1. Without limiting the generality of the foregoing, such liabilities and obligations shall include those plans, agreements, and benefit awards described herein and the (direct or indirect) liabilities of Noble Swiss in connection with any other board management and employee share incentive schemes.

7.2.2	Relating to New Noble UK Shares

As of the Effective Time, the Exchange Agent shall hold the Noble UK Shares as nominee for the (former) Noble Swiss shareholders as further specified in clause 3.2.

7.3	2013/14 Dividend

At or after the Effective Time, Noble UK shall pay, so far as permissible under applicable law from funds on hand, by way of dividend or distribution or otherwise, an amount equal to such instalments of the 2013/14 Dividend which remain unpaid at the Effective Time. Such payment shall be made to the persons who, at the relevant record date for the respective instalment of the 2013/14 Dividend, are holders of the Noble UK Shares in satisfaction of the obligation of Noble Swiss to pay the same at that time.

7.4	Capital Reduction

As soon as practicable following the Effective Time, Noble UK shall capitalise the merger reserve resulting from the Merger by issuing one or more non-voting shares to Noble Financing and shall seek approval of the English High Court to a capital reduction and cancellation of such shares in accordance with the United Kingdom’s Companies Act 2006. Upon registration of such reduction, the resultant reserve shall be a distributable reserve, thereby creating distributable reserves from which Noble UK may declare and pay future dividends.

8.	Announcements

The parties shall notify the public, their shareholders, the regulatory authorities and stock exchanges in accordance with the mutually agreed programs.

9.	MISCELLANEOUS

9.1	General – Procedure and Organization

The Parties shall co-operate closely and specifically co-ordinate the necessary communication with the regulatory authorities and the making of any announcement pursuant to clause 8.

9.2	Confidentiality

The contents of the merger negotiations and of the documents and information exchanged in this context shall be treated as confidential by all Parties. This shall not apply to statutory and regulatory obligations to provide information to authorities, courts and to stock exchanges.

9.3	Changes and Modifications of the Agreement

Changes to this Agreement must be made in writing by mutual consent of the Parties.

If at all possible, each provision of this Agreement shall be interpreted so that it is valid and enforceable under applicable law. If a provision of this Agreement should be unenforceable or invalid, it shall only be invalid to the extent that it is unenforceable or invalid and shall be otherwise replaced by a valid and enforceable provision which a party acting in good faith would regard as an adequate commercial replacement for the provision which is invalid or unenforceable. The other provisions of this Agreement shall remain binding and in force under all circumstances.

9.4	Absence of Waiver

The waiver of a contractual right in an individual case, shall not be regarded as a general waiver of this right or other rights arising out of this Agreement.

10.	ENTRY INTO FORCE AND TERMINATION

10.1	Entry into Force

This Agreement shall enter into force upon its signing.

10.2	Termination

The Parties shall be entitled to terminate this Agreement by mutual consent anytime until the Noble Swiss Shareholders’ Meeting.

This Agreement shall be automatically terminated if the Noble Swiss Shareholders’ Meeting does not approve of this Agreement.

This Agreement shall be automatically terminated upon the delivery to Noble UK of a termination letter by the Chairman of the board of directors of Noble Swiss pursuant to clause 7.1.

The termination of the Agreement shall also terminate all rights and obligations arising out of the Agreement with the exception of those in clauses 9.2 and 11, which shall continue to be valid.

11.	APPLICABLE LAW

This Agreement shall be governed by the laws of Switzerland.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 30th day of June 2013 in Geneva, Switzerland.

NOBLE CORPORATION:

By:	/s/ David W. Williams
Name:	David W. Williams
Title:	Chairman

EXECUTED and DELIVERED as a DEED by NOBLE CORPORATION LIMITED acting by a director and a witness:

By:	/s/ David W. Williams
Name:	David W. Williams
Title:	Director

Witnessed:

By:	/s/ James A. MacLennan
Name:	James A. MacLennan
Title:	CFO